UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Yandex N.V.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

N97284108

(CUSIP Number)

Mr. Igmar den Heijer, Strawinskylaan 411, WTC Tower A 4th fl., 1077 XX Amsterdam, the Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of reporting persons BC&B Coöperatief U.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,297,922
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,297,922
11.	Aggregate amount beneficially owned by each reporting person 12,297,922[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.48%[2]
14.	Type of reporting person (see instructions) OO

[1]

Includes 11,297,637 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except

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with respect to conversion rights and voting rights. Includes 28,000 Class A shares that are subject to an option that is currently exercisable. The options were granted by Yandex effective on the closing of Yandex’s initial public offering in May 2011, and vest over a four year period. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share. The Class A Shares and Class B Shares are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). BC&B is 100% owned by BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”). See the Explanatory Note to Exhibit A hereto.
[2]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of the Reporting Person’s Class B Shares held as of the date hereof.

Explanatory Note:

This Amendment No. 4 to Schedule 13D (the “Amendment”) is filed by BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”), to amend the Schedule 13D related to the Class A Shares of Yandex N.V. (“Yandex”) previously filed by the Reporting Person with the Securities and Exchange Commission on March 4, 2014 (the “Schedule 13D”) and as subsequently amended. The Class A Shares reported in the Schedule 13D are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). See the Explanatory Note to Exhibit A, which is incorporated by reference herein.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

The Reporting Person is no longer the beneficial owner of more than 5% of the Class A Shares, as described in Item 5(e). Consequently, its obligation to file a Schedule 13D has terminated with this filing.

Item 5.	Interest in Securities of the Issuer.

(a) Item 5 of the Schedule 13D is hereby amended by amending and restating Exhibit A hereto, which is incorporated herein by reference.

(b) The Reporting Person has ceased to be the beneficial owner of more than 5% of the Class A Shares. Consequently, its obligation to file a Schedule 13D has terminated with this filing.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BC&B Coöperatief U.A.

/s/ H.A. Nielsen
H.A. Nielsen
Managing Director A
May 22, 2015

BC&B Coöperatief U.A.

/s/ Igmar den Heijer
Igmar den Heijer
Managing Director B
May 22, 2015

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EXHIBIT A

Item 5(a)(b) – Interest in Securities of the Issuer

Class A Shares
(a) Amount beneficially owned:
BC& B Holdings B.V.	12,297,922
BC&B Coöperatief U.A.	12,297,922
Chouet Nominees Limited	6,438,023
Baring Vostok Nominees Limited	2,937,689
Dehus Dolmen Nominees Limited	2,922,211
Baring Vostok Private Equity Fund	6,438,023
Baring Vostok Private Equity Fund III	2,937,689
Baring Vostok Private Equity Fund IV	2,922,211
Baring Vostok Fund Managers Limited	6,438,023
Baring Vostok Fund III Managers Limited	2,937,689
Baring Vostok Fund IV Managers Limited	2,922,211
Baring Vostok Fund (GP) L.P.	6,438,023
Baring Vostok Fund III (GP) L.P.	2,937,689
Baring Vostok Fund IV (GP) L.P.	2,922,211

(b) Percent of class
BC& B Holdings B.V.	4.48%
BC&B Coöperatief U.A.	4.48%
Chouet Nominees Limited	2.39%
Baring Vostok Nominees Limited	1.10%
Dehus Dolmen Nominees Limited	1.10%
Baring Vostok Private Equity Fund	2.39%
Baring Vostok Private Equity Fund III	1.10%
Baring Vostok Private Equity Fund IV	1.10%
Baring Vostok Fund Managers Limited	2.39%
Baring Vostok Fund III Managers Limited	1.10%
Baring Vostok Fund IV Managers Limited	1.10%
Baring Vostok Fund (GP) L.P.	2.39%
Baring Vostok Fund III (GP) L.P.	1.10%
Baring Vostok Fund IV (GP) L.P.	1.10%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
BC& B Holdings B.V.	12,297,922
BC&B Coöperatief U.A.	0
Chouet Nominees Limited	0
Baring Vostok Nominees Limited	0
Dehus Dolmen Nominees Limited	0
Baring Vostok Private Equity Fund	0
Baring Vostok Private Equity Fund III	0
Baring Vostok Private Equity Fund IV	0
Baring Vostok Fund Managers Limited	0
Baring Vostok Fund III Managers Limited	0
Baring Vostok Fund IV Managers Limited	0
Baring Vostok Fund (GP) L.P.	0

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Baring Vostok Fund III (GP) L.P.	0
Baring Vostok Fund IV (GP) L.P.	0

(ii) Shared power to vote or to direct the vote:
BC& B Holdings B.V.	0
BC&B Coöperatief U.A.	12,297,922
Chouet Nominees Limited	6,438,023
Baring Vostok Nominees Limited	2,937,689
Dehus Dolmen Nominees Limited	2,922,211
Baring Vostok Private Equity Fund	6,438,023
Baring Vostok Private Equity Fund III	2,937,689
Baring Vostok Private Equity Fund IV	2,922,211
Baring Vostok Fund Managers Limited	6,438,023
Baring Vostok Fund III Managers Limited	2,937,689
Baring Vostok Fund IV Managers Limited	2,922,211
Baring Vostok Fund (GP) L.P.	6,438,023
Baring Vostok Fund III (GP) L.P.	2,937,689
Baring Vostok Fund IV (GP) L.P.	2,922,211

(iii) Sole power to dispose or to direct the disposition of:
BC& B Holdings B.V.	12,297,922
BC&B Coöperatief U.A.	0
Chouet Nominees Limited	0
Baring Vostok Nominees Limited	0
Dehus Dolmen Nominees Limited	0
Baring Vostok Private Equity Fund	0
Baring Vostok Private Equity Fund III	0
Baring Vostok Private Equity Fund IV	0
Baring Vostok Fund Managers Limited	0
Baring Vostok Fund III Managers Limited	0
Baring Vostok Fund IV Managers Limited	0
Baring Vostok Fund (GP) L.P.	0
Baring Vostok Fund III (GP) L.P.	0
Baring Vostok Fund IV (GP) L.P.	0

(iv) Shared power to dispose or to direct the disposition of:
BC& B Holdings B.V.	0
BC&B Coöperatief U.A.	12,297,922
Chouet Nominees Limited	6,438,023
Baring Vostok Nominees Limited	2,937,689
Dehus Dolmen Nominees Limited	2,922,211
Baring Vostok Private Equity Fund	6,438,023
Baring Vostok Private Equity Fund III	2,937,689
Baring Vostok Private Equity Fund IV	2,922,211
Baring Vostok Fund Managers Limited	6,438,023
Baring Vostok Fund III Managers Limited	2,937,689
Baring Vostok Fund IV Managers Limited	2,922,211
Baring Vostok Fund (GP) L.P.	6,438,023
Baring Vostok Fund III (GP) L.P.	2,937,689
Baring Vostok Fund IV (GP) L.P.	2,922,211

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Explanatory Note:

The Class A Shares reported in this Schedule 13D are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”), holds 100% of the share capital of BC&B. 52.35% of the share capital of BC&B Coop is held by Chouet Nominees Limited (“CHNL”), 23.89% of the share capital of BC&B Coop is held by Baring Vostok Nominees Limited (“BVNL”) and 23.76% of the share capital of BC&B Coop is held by Dehus Dolmen Nominees Limited (“DDNL”). Through their ownership of BC&B Coop, therefore, CHNL has the right to control the voting and disposition of 508,996 Class A shares, 14,658 Class A shares that are subject to an option that is currently exercisable and 5,914,369 Class B shares held by BC&B; BVNL has the right to control the voting and disposition of 232,256 Class A shares, 6,689 Class A shares that are subject to an option that is currently exercisable and 2,698,744 Class B shares held by BC&B; and DDNL has the right to control the voting and disposition of 231,033 Class A Shares, 6,653 Class A shares that are subject to an option that is currently exercisable and 2,684,525 Class B shares held by BC&B. BVNL, DDNL and CHNL disclaim beneficial ownership of the shares held by BC&B except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities. See Note 1 to this Schedule 13D, which is incorporated herein by reference.

Each of BVNL, DDNL and CHNL may be deemed members of a group with BC&B Coop and BC&B by reason of the relationships described above. Such persons may also be deemed members of a group with each of the other persons listed in the table above by reason of the relationships described below. Each such person disclaims membership in such group and this report shall not be construed as an admission that such persons are members of a group.

CHNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund (“BVPEF”). Baring Vostok Fund Managers Limited (“BVFML”) is the General Partner to Baring Vostok Fund (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEF. Each of BVFML and Baring Vostok Fund (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by CHNL and BVPEF except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

BVNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund III (“BVPEFIII”). Baring Vostok Fund III Managers Limited (“BVFIIIML”) is the General Partner to Baring Vostok Fund III (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIII. Each of BVFIIIML and Baring Vostok Fund III (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by BVNL and BVPEFIII except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

DDNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund IV (“BVPEFIV”). Baring Vostok Fund IV Managers Limited (“BVFIVML”) is the General Partner to Baring Vostok Fund IV (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIV. Each of BVFIVML and Baring Vostok Fund IV (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by DDNL and BVPEFIV except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Each of BVFML, BVFIIIML and BVFIVML (together the “General Partners”) are owned by Baring Vostok Manager Holding Limited (Guernsey) (“BVMHL”). BVMHL disclaims beneficial ownership of the

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shares beneficially owned or deemed beneficially owned by each of the other persons listed in the table above except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

Voting and investment power over the investments held by each of the limited partnerships in the Baring Vostok funds is exercised by each fund’s respective General Partner. Baring Vostok Capital Partners Limited, as investment advisor to the Baring Vostok funds, has no voting or investment control over the Baring Vostok funds. The General Partners make decisions based on recommendations of investment committees appointed in respect of BVPEF, BVPEFIII and BVPEFIV. Baring Vostok Capital Partners Limited disclaims beneficial interest in the securities held by the Reporting Person and the other persons listed on the table above.

The beneficial ownership of shares by the persons listed in the table above, other than BC&B Coop, are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. Such beneficial ownership is reported on the Schedule 13G initially filed by such persons on February 14, 2012, as subsequently amended.